

January 20, 2011

Mr. Harald Weisshaupt
Chief Executive Officer
AuraSound, Inc.
11839 East Smith Avenue
Santa Fe Springs, California 90670

> **Re: AuraSound, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 9, 2010 as Revised January 18, 2011**
> **File No. 000-51543**

Dear Mr. Weisshaupt:

We have limited our review of your filing to those issues we have addressed in our comments below.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing or the information you provide in response to our comments, we may have additional comments.

General

1. We are unable to find your asset purchase agreement with ASI and your securities purchase agreement with GGEC. Please file these respective agreements promptly.

Information Statement

2. Revise to make sure that the information provided on page 1 and under "Change of Control" on page 3 account for all of the material terms of the asset purchase agreement with ASI. For example, you should disclose that pursuant to the agreement you assumed approximately $10,154,745 in liabilities. As another example, you should disclose the respective indemnities owed. You should also discuss the terms regarding manufacturing agreements with GGEC. These are just

examples. Consider the information provided under Item 1.01 in your Form 8-K filed on July 15, 2010.

3. Supplement your disclosure under "Business Of ASI Holdings, Limited" to more completely discuss ASI's business. In addition, under "Reasons For Engaging In The Transactions" disclose that GGEC was the sole supplier of manufactured products for both you and ASI prior to the purchase agreement with ASI.

Financial Statements

4. Please note that we treat the mailing date of an information statement like the effectiveness date of a registration statement. Accordingly, please update the financial information of ASI to account for the quarter ended September 30, 2010. Similarly revise the discussion of ASI's financial condition and results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the federal securities laws and applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jonathan Groff, Attorney-Advisor, at (202) 551-3458 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.

Sincerely,

/s/ Celeste Murphy for
Larry Spirgel
Assistant Director

cc: Via facsimile to (949) 419-1202
Aman Singha, Esq.